PROPERTYCLUB, INC.
Statement of Cash Flows
(Unaudited)

	For the Period January 2, 2018 (Inception) to December 31, 2018
Cash flows from operating activities:	
Net loss	$ (70,372)
Net cash used in operating activities	(70,372)
Cash flows from investing activities	-
Net cash used in investing activities	-
Cash flows from financing activities:	
Capital contribution from founders	61,959
Proceeds from sale of common stock	25,964
Net cash provided by financing activities	87,923
Net cash increase for period	17,551
Cash at beginning of period	-
Cash at end of period	$ 17,551

Supplemental disclosure of cash flow information:
Cash paid during the period for:

Income taxes	$ -
Interest	$ -